UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 9)

HARBINGER GROUP INC.
(Name of Issuer)

COMMON STOCK (PAR VALUE $0.01 PER SHARE)
(Title of Class of Securities)

41146A106
(CUSIP Number)

PHILIP FALCONE
450 PARK AVENUE, 30TH FLOOR
NEW YORK, NEW YORK 10022
(212) 339-5888
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

January 30, 2012
(Date of Event which Requires Filing
of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 41146A106	SC 13D	Page 2 of 26

1	NAME OF REPORTING PERSON Harbinger Capital Partners Master Fund I, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 95,932,068
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 95,932,068
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,932,068
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.9% (*)
14	TYPE OF REPORTING PERSON CO

(*) See Item 5 for discussion of calculation of percentage ownership.

CUSIP No. 41146A106	SC 13D	Page 3 of 26

1	NAME OF REPORTING PERSON Harbinger Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 95,932,068
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 95,932,068
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,932,068
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.9% (*)
14	TYPE OF REPORTING PERSON CO

(*) See Item 5 for discussion of calculation of percentage ownership.

CUSIP No. 41146A106	SC 13D	Page 4 of 26

1	NAME OF REPORTING PERSON Harbinger Capital Partners Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,493,161
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,493,161
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,493,161
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4% (*)
14	TYPE OF REPORTING PERSON PN

(*) See Item 5 for discussion of calculation of percentage ownership.

CUSIP No. 41146A106	SC 13D	Page 5 of 26

1	NAME OF REPORTING PERSON Harbinger Capital Partners Special Situations GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,493,161
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,493,161
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,493,161
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4% (*)
14	TYPE OF REPORTING PERSON CO

(*) See Item 5 for discussion of calculation of percentage ownership.

CUSIP No. 41146A106	SC 13D	Page 6 of 26

1	NAME OF REPORTING PERSON Global Opportunities Breakaway Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,434,660
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,434,660
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,434,660
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% (*)
14	TYPE OF REPORTING PERSON CO

(*) See Item 5 for discussion of calculation of percentage ownership.

CUSIP No. 41146A106	SC 13D	Page 7 of 26

1	NAME OF REPORTING PERSON Harbinger Capital Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,434,660
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,434,660
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,434,660
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% (*)
14	TYPE OF REPORTING PERSON PN

(*) See Item 5 for discussion of calculation of percentage ownership.

CUSIP No. 41146A106	SC 13D	Page 8 of 26

1	NAME OF REPORTING PERSON Harbinger Capital Partners II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,434,660
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,434,660
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,434,660
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% (*)
14	TYPE OF REPORTING PERSON CO

(*) See Item 5 for discussion of calculation of percentage ownership.

CUSIP No. 41146A106	SC 13D	Page 9 of 26

1	NAME OF REPORTING PERSON Harbinger Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 117,425,229
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 117,425,229
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,425,229
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.4% (*)
14	TYPE OF REPORTING PERSON CO

(*) See Item 5 for discussion of calculation of percentage ownership.

CUSIP No. 41146A106	SC 13D	Page 10 of 26

1	NAME OF REPORTING PERSON Philip Falcone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 129,859,889
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 129,859,889
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 129,859,889
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.9% (*)
14	TYPE OF REPORTING PERSON IN

(*) See Item 5 for discussion of calculation of percentage ownership.

CUSIP No. 41146A106	SC 13D	Page 11 of 26

Item 1. Security and Issuer.

This Amendment No. 9 to Schedule 13D (“Amendment No. 9”) is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on June 19, 2009, as amended by Amendment No. 1, filed on July 13, 2009, Amendment No. 2, filed on November 4, 2009, Amendment No. 3, filed on August 17, 2010, Amendment No. 4, filed on September 15, 2010, Amendment No. 5, filed on January 12, 2011, Amendment No. 6, filed on March 10, 2011, Amendment No. 7, filed on May 16, 2011 and Amendment No. 8, filed on May 23, 2011 (as amended, the “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Shares”), of Harbinger Group Inc. (the “Issuer”), whose principal executive offices are located at 450 Park Avenue, 27th Floor, New York, New York 10022.

Item 2. Identity and Background.

No material change.

Item 3. Source and Amount of Funds or Other Consideration.

No material change.

Item 4.   Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following (which modifies and supersedes any related existing disclosure):

“The Issuer has sought but has not yet received approval from the Maryland Insurance Administration of the Reinsurance Agreement, the Trust Agreement and the transactions contemplated thereby.  There can be no assurance as to whether such approval will be obtained or as to what changes to the transaction may be needed in order to obtain such approval.

Standstill Agreement.

On June 28, 2011, the Issuer entered into a standstill agreement (the “Standstill Agreement”) with the Master Fund pursuant to which the Master Fund agreed that for a period of one year from the date of agreement, without the prior written consent of the Issuer and subject to certain limited exceptions specified therein, it will not and will cause each of its affiliates to not, directly or indirectly: (a) either individually or as part of a group, acquire, offer to acquire, or agree to acquire any securities (or beneficial ownership thereof) of Spectrum Brands Holdings, Inc., a majority-owned subsidiary of the Issuer (“Spectrum Brands”); (b) other than with respect to certain existing holdings, form, join or in any way participate in a group with respect to any securities of Spectrum Brands; (c) effect, seek, offer, propose or cause or participate in (i) any merger, consolidation, share exchange or business combination involving Spectrum Brands or any material portion of Spectrum Brands’ business, (ii) any purchase or sale of all or any substantial part of the assets of Spectrum Brands or any material portion of Spectrum Brands’ business; (iii) any recapitalization, reorganization or other extraordinary transaction with respect to Spectrum Brands or any material portion of Spectrum Brands’ business, or (iv) any representation on the board of directors of Spectrum Brands; (d) request in a manner requiring public disclosure by Spectrum Brands or resulting in public disclosure by the Master Fund that Spectrum Brands or any of its directors, officers, employees, representatives, advisors or agents amend or waive in any material respect the Standstill Agreement, Spectrum Brands’ certificate of incorporation or bylaws or any other agreements or other instruments relating to the Shares; or (e) enter into any discussions or arrangements with any third party with respect to any of the foregoing.

CUSIP No. 41146A106	SC 13D	Page 12 of 26

The foregoing description of the Standstill Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Standstill Agreement, which is filed as Exhibit B to this Amendment No. 9 to Schedule 13D.

Other Plans and Proposals.

As of the date hereof, the Reporting Persons own approximately 93.2% of the outstanding Shares (before giving effect to the conversion of the 280,000 shares of Series A Preferred Stock or 120,000 shares of Series A-2 Preferred Stock outstanding as of the date hereof).  Certain present and former officers and employees of the Reporting Persons serve as directors and officers of the Issuer. As a result, subject to the terms of the agreements and arrangements discussed in this Schedule 13D and for as long as such agreements and arrangements remain in effect or are otherwise applicable to the Reporting Persons, the Reporting Persons will have the ability to exert substantial influence or actual control over the Issuer’s management policies and affairs, will control the outcome of any matter submitted to the Issuer’s stockholders, including amendments to the Issuer’s Certificate of Incorporation and By-laws (such documents, together, the “Organizational Documents”), any proposed merger or other business combinations involving the Issuer, the Issuer’s financing, consolidation or sale of all or substantially all of the Issuer’s assets and other corporate transactions and will have the ability to elect or remove a majority of the Issuer’s directors.

Each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities, which, if effected, could result in, among other things, any of the matters identified in Items 4(a)−(j) of Schedule 13D. Accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. In particular, subject to the terms of the agreements and arrangements discussed elsewhere in this Schedule 13D, and for as long as such agreements and arrangements remain in effect or are otherwise applicable to the Reporting Persons, each Reporting Person may at any time and from time to time, (i) in the open market, in privately negotiated transactions or otherwise, acquire additional Shares or other securities of the Issuer, including acquisitions from affiliates of the Reporting Persons; (ii) pledge, encumber, provide a security interest, dispose or transfer (including pursuant to the exercise of a pledge, encumbrance or other security interest) of all or a portion of the securities of the Issuer, including the Shares, that the Reporting Persons now own or may hereafter acquire to any person or entity, including dispositions to affiliates of the Reporting Persons; (iii) enter into derivative and other transactions with institutional counterparties with respect to the Issuer’s securities; (iv) cause or seek to cause the Issuer or any of its subsidiaries to acquire all or a portion of another person's assets or business, including acquisitions from affiliates of the Reporting Persons; (v) cause or seek to cause the Issuer or any of its subsidiaries to enter into one or more acquisitions, business combinations, mergers or agreements to sell, transfer or otherwise dispose of all or any portion of its assets or business to any person or entity, including sales, transfers and other dispositions to affiliates of the Reporting Persons; (vi) raise capital or restructure the Issuer’s or any of its subsidiaries’ capitalization, indebtedness or holding company arrangements; (vii) make personnel changes to the present management of the Issuer deemed necessary or desirable; (viii) change the identity of the directors or officers of the Issuer; (ix) make any other material change in the Issuer’s or any of its subsidiaries’ corporate structure or business; or (x) engage in communications with one or more stockholders, officers or directors of the Issuer and other persons regarding any of the matters described in clauses (i) through (ix) above.”

CUSIP No. 41146A106	SC 13D	Page 13 of 26

Item 5.   Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

“References to percentage ownership of Shares in this Schedule 13D is based on the 139,414,409 Shares stated to be outstanding as of December 31, 2011 by the Issuer in the Issuer’s First Amendment to Annual Report on Form 10-K filed with the SEC on January 30, 2012, after giving effect to the conversion of the 280,000 shares of Series A Preferred Stock and 120,000 shares of Series A-2 Preferred Stock outstanding as of the date hereof and to insurance regulatory limitations on the voting of the shares of Preferred Stock held by a certain Preferred Stock holder.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 95,932,068 Shares, constituting 50.9% of the Shares of the Issuer.

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 95,932,068 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 95,932,068 Shares.

The Master Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Harbinger LLC may be deemed to be the beneficial owner of 95,932,068 Shares, constituting 50.9% of the Shares of Harbinger LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 95,932,068 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 95,932,068 Shares.

Harbinger LLC specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 21,493,161 Shares, constituting 11.4% of the Shares of the Issuer.

The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 21,493,161 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 21,493,161 Shares.

The Special Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 21,493,161 Shares, constituting 11.4% of the Shares of the Issuer.

CUSIP No. 41146A106	SC 13D	Page 14 of 26

HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 21,493,161 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 21,493,161 Shares.

HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, the Breakaway Fund may be deemed to be the beneficial owner of 12,434,660 Shares, constituting 6.6% of the Shares of the Issuer.

The Breakaway Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 12,434,660 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 12,434,660 Shares.

The Breakaway Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HCP II may be deemed to be the beneficial owner of 12,434,660 Shares, constituting 6.6% of the Shares of the Issuer.

HCP II has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 12,434,660 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 12,434,660 Shares.

HCP II specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HCP II GP may be deemed to be the beneficial owner of 12,434,660 Shares, constituting 6.6% of the Shares of the Issuer.

HCP II GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 12,434,660 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 12,434,660 Shares.

HCP II GP specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Harbinger Holdings may be deemed to be the beneficial owner of 117,425,229 Shares, constituting 62.4% of the Shares of the Issuer.

CUSIP No. 41146A106	SC 13D	Page 15 of 26

Harbinger Holdings has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 117,425,229 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 117,425,229 Shares.

Harbinger Holdings specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 129,859,889 Shares, constituting 68.9% of the Shares of the Issuer.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 129,859,889 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 129,859,889 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent he actually exercises voting or dispositive power with respect to such Shares.

(c) The Reporting Persons have not effected any transactions in the Shares since the date of the last amendment to this Schedule 13D.

(d) Not applicable.

(e) Not applicable.”

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by deleting the second through fourth full paragraphs thereof and replacing them with the following text:

“The Master Fund has pledged all of the Shares that it owns, together with securities of other issuers, to secure certain portfolio financing for the Master Fund.  To the knowledge of the Reporting Persons, other than the pledge by the Master Fund described above, there are no arrangements, including any pledge by any person of securities of the Issuer or any of its parents, the operation of which may at a subsequent date result in a change of control of the Issuer, other than ordinary default provisions that may be contained in the Issuer’s certificate of incorporation or bylaws, or trust indentures or other governing instruments relating to the securities of the Issuer.

See Item 4 for a summary of other agreements by the Reporting Persons with respect to the Shares.”

CUSIP No. 41146A106	SC 13D	Page 16 of 26

 Item 7.   Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement

Exhibit B:	Standstill Agreement

CUSIP No. 41146A106	SC 13D	Page 17 of 26

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	Harbinger Capital Partners Special Situations GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

CUSIP No. 41146A106	SC 13D	Page 18 of 26

GLOBAL OPPORTUNITIES BREAKAWAY LTD.

By:	Harbinger Capital Partners II LP

By:	Harbinger Capital Partners II GP LLC, General Partner

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II LP

By:	Harbinger Capital Partners II GP LLC, General Partner

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II GP LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER HOLDINGS, LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

/s/ Philip Falcone
Philip Falcone

February 1, 2012

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

CUSIP No. 41146A106	SC 13D	Page 19 of 26

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, par value $0.01 per share of Harbinger Group Inc., dated as of May 23, 2011 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	Harbinger Capital Partners Special Situations GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

A-1

CUSIP No. 41146A106	SC 13D	Page 20 of 26

GLOBAL OPPORTUNITIES BREAKAWAY LTD.

By:	Harbinger Capital Partners II LP

By:	Harbinger Capital Partners II GP LLC, General Partner

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II LP

By:	Harbinger Capital Partners II GP LLC, General Partner

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II GP LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER HOLDINGS, LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

/s/ Philip Falcone
Philip Falcone

February 1, 2012

A-2

CUSIP No. 41146A106	SC 13D	Page 21 of 26

Exhibit B

STANDSTILL AGREEMENT

THIS STANDSTILL AGREEMENT (this “Agreement”) is made and entered into as of June 28, 2011, by and among Harbinger Capital Partners Master Fund I, Ltd. (“Master Fund”) and  Harbinger Group Inc., a Delaware corporation (“HGI”).

BACKGROUND

WHEREAS, Master Fund beneficially owns in the aggregate 6,398,912 shares (the “Master Fund Shares”) of common stock, par value $0.01 per share (the “Common Stock”), of Spectrum Brands Holdings, Inc., a Delaware corporation (the “Company”);

WHEREAS, Master Fund intends to sell up to 6,319,812 of the Master Fund Shares in an underwritten offering (the “HCP Offering”);

WHEREAS, concurrently with the execution of this Agreement, the Company, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc., as Representatives of the several underwriters of the HCP Offering, and HGI, which beneficially owns in the aggregate 27,756,905 shares of Common Stock (the “HGI Shares”), are entering into a lock-up agreement pursuant to which HGI agrees that, subject to certain exceptions, it will not offer, sell, contract to sell, pledge or otherwise dispose of any of the HGI Shares for 180 days following the public offering date set forth on the final prospectus for the HCP Offering (the “HGI Lock-up Agreement”), and Master Fund is entering into this Agreement as an inducement to HGI entering into the HGI Lock-up Agreement;

WHEREAS, concurrently with or prior to the execution of this Agreement, the directors and officers of the Company are entering into or have entered into lock-up agreements in substantially the form attached hereto as Exhibit A pursuant to which such directors and officers agree that, subject to certain exceptions, they will not offer, sell, contract to sell, pledge or otherwise dispose of any of shares of the Common Stock that they own for 90 days following the public offering date set forth on the final prospectus for the HCP Offering;

WHEREAS, concurrently with or prior to the execution of this Agreement, Master Fund is entering into or has entered into a lock-up agreement in substantially the form attached hereto as Exhibit B pursuant to which it agrees that, subject to certain exceptions, it will not offer, sell, contract to sell, pledge or otherwise dispose of any shares of Common Stock beneficially owned by HCP or its Affiliates that are not sold in the HCP Offering for 90 days following the public offering date set forth on the final prospectus for the HCP Offering;

WHEREAS, Master Fund is willing to refrain from, and cause its affiliates other than HGI to refrain from, purchasing any additional shares of Common Stock during the Restricted Period upon the terms set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

CUSIP No. 41146A106	SC 13D	Page 22 of 26

1.           Defined Terms.

(a)           “Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person; provided that for purposes of this Agreement, HGI and all of its subsidiaries shall not be deemed an affiliate of Master Fund and Master Fund shall not be deemed an Affiliate of HGI or any of its Subsidiaries.

(b)           “Restricted Period” means the period beginning on the date of this Agreement and ending on the one-year anniversary of the date of this Agreement.

(c)           “Group” has the meaning given such term in Section 13(d)(3) of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

(d)           “Person” means any individual, partnership, firm, corporation, association, trust, unincorporated organization, joint venture, limited liability company, governmental entity or other entity.

2.           Representations and Warranties.  Master Fund represents and warrants to HGI that:

(a)           Master Fund has the full right, power and authority to enter into this Agreement.  This Agreement has been duly executed and delivered by Master Fund and constitutes a valid and binding obligation of Master Fund enforceable against Master Fund in accordance with its terms.

(b)           The execution and delivery of this Agreement do not, and the performance of this Agreement by Master Fund will not, conflict with or violate (i) any contract, agreement, license, instrument or permit to which Master Fund or any of its Affiliates is a party or by which Master Fund or any of its Affiliates is bound, or (ii) any law applicable to Master Fund or any of its Affiliates or by which Master Fund or any of its Affiliates is bound.  None of Master Fund or any of its Affiliates is a party to, subject to nor bound by any agreement nor any judgment, order, writ, prohibition, injunction nor decree of any court or other governmental body that would prevent the execution or delivery of this Agreement by Master Fund.  No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any governmental authority is required on the part of Master Fund or any of its Affiliates in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

3.           Standstill.  Master Fund hereby agrees that during the Restricted Period, without the prior written consent of HGI, it will not, and will cause each of its Affiliates not to, in any manner, directly or indirectly (other than (i) in Master Fund’s (and its employees acting on behalf of the Master Fund) capacity as a stockholder of HGI, (ii) any Affiliate’s (including its employees acting on behalf of such Affiliate) capacity as an owner, manager, member, advisor or partner of Master Fund, acting for Master Fund in its capacity as a stockholder of HGI, or (iii) any Affiliate acting as a member of the board of directors or management of HGI or the Company):

CUSIP No. 41146A106	SC 13D	Page 23 of 26

(a)           either individually or as part of a Group, acquire, offer to acquire, or agree to acquire any securities (or beneficial ownership thereof) of the Company;

(b)           other than with respect to the 101,089 shares of Common Stock owned by Harbinger Capital Partners Special Situations Fund, L.P., form, join or in any way participate in a Group with respect to any securities of the Company;

(c)           effect, seek, offer, propose or cause or participate in (i) any merger, consolidation, share exchange or business combination involving the Company or any material portion of the Company’s business, (ii) any purchase or sale of all or any substantial part of the assets of the Company or any material portion of the Company’s business, (iii) any recapitalization, reorganization or other extraordinary transaction with respect to the Company or any material portion of the Company’s business, or (iv) any representation on the board of directors of the Company;

(d)           request in a manner requiring public disclosure by the Company or resulting in public disclosure by the Master Fund that the Company or any of its directors, officers, employees, representatives, advisors or agents amend or waive in any material respect this Agreement, the Company’s certificate of incorporation or bylaws or any other agreements or other instruments relating to the Common Stock; or

(e)           enter into any discussions or arrangements with any third party with respect to any of the foregoing.

4.           Disclosure.  Each party hereto agrees that it shall not, and shall cause its Affiliates not to, issue or cause the publication of any press release or other public statement with respect to this Agreement or the HGI Lock-up Agreement without the prior written consent of the other party hereto; provided, however, that nothing herein will prohibit any party from issuing or causing publication of any such press release or public announcement to the extent that such disclosure is required to comply with applicable law, court order or the disclosure requirements of the Securities and Exchange Commission, provided that the other parties hereto other than the party making such determination shall, to the extent practicable, have had a reasonable opportunity to review and approve any such release, announcement or filing in advance of its issuance or filing.

5.           Termination; Survival.  Section 3 of this Agreement shall terminate and be of no further force or effect upon the one-year anniversary of the date of this Agreement.  No termination of any provision of this Agreement shall relieve any party of liability for a breach thereof prior to such termination.

6.           Rights of the Special Committee.  Except as otherwise explicitly provided herein, the Special Committee of the Board of Directors of HGI (the “Special Committee”) shall have the sole power on behalf of and in the name of HGI to exercise any rights and powers HGI may possess pursuant to this Agreement.  No person, in dealing with the Special Committee, shall be required to determine the Special Committee’s authority to make any commitment or engage in any undertaking on behalf of HGI, or to determine any fact or circumstance bearing upon the existence of the authority of the Special Committee.

CUSIP No. 41146A106	SC 13D	Page 24 of 26

7.           Miscellaneous.

(a)           Governing Law.  This Agreement, and the rights of the parties hereto, shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without regard to the conflicts of law principles of any jurisdiction that would result in the application of the laws of any jurisdiction other than the State of Delaware.  The parties to this Agreement agree that any suit, action or proceeding to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement may be brought only in a federal court located in Delaware  or in any Delaware state court, and each party irrevocably consents to the jurisdiction of such courts (and of the appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives any objection it may now or hereafter have to the laying of venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

(b)           Entire Agreement.  This Agreement contains and constitutes the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and cancels all previous oral or written negotiations, commitments and writings in connection therewith.

(c)           Notices.  All notices, requests, consents and other communications under this Agreement shall be in writing and shall be deemed delivered (i) three business days after being sent by registered or certified mail, return receipt requested, postage prepaid or (ii) one business day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, in each case to the intended recipient as set forth below:

If to Master Fund, at c/o Harbinger Capital Partners LLC, 450 Park Avenue, 30th Floor, New York, NY 10022, Attention: Robin Roger, with a copy to Paul Weiss Rifkind Wharton & Garrison LLP+, Attention: Ray Russo; or

If to HGI, at 450 Park Avenue, 27th Floor, New York, NY 10022, Attention: Frank McCarron, with a copy to Wilmer Hale, 399 Park Avenue, New York, NY 10022, Attention: Michael O’Brien.

Any party may give any notice, request, consent or other communication under this Agreement using any other means (including, without limitation, personal delivery, messenger service, telecopy, first class mail or electronic mail), but no such notice, request, consent or other communication shall be deemed to have been duly given unless and until it is actually received by the party for whom it is intended.  Any party may change the address to which notices, requests, consents or other communications hereunder are to be delivered by giving the other parties notice in the manner set forth in this Section.

(d)           Severability.  If any provision or section of this Agreement is held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions or sections of this Agreement shall not in any way be affected or impaired thereby.

(e)           Parties in Interest; Assignment.  This Agreement and all provisions hereof are binding upon and will inure to the benefit of the parties and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests and obligations hereunder

CUSIP No. 41146A106	SC 13D	Page 25 of 26

may be assigned or delegated by either party without the prior written consent of the other party.  Nothing in this Agreement, whether express or implied, may be construed to give any Person other than the parties any legal or equitable right, remedy or claim under or in respect of this Agreement.

(f)           Modification; Waiver.  (i) This Agreement may be modified in any manner and at any time by written instrument executed by the parties and (ii) any of the terms, covenants and conditions of this Agreement may be waived at any time by the party entitled to the benefit of such term, covenant or condition.

(g)           Specific Performance.  Each of the parties hereto acknowledges that any breach of any of the provisions of this Agreement may result in serious and irreparable injury to the other party hereto for which such other party cannot be adequately compensated by monetary damages alone.  Each of the parties hereto agrees, therefore, that, in addition to any other remedy that the other party may have, the other party shall be entitled to seek the specific performance of this Agreement by any of the parties and to seek both temporary and permanent injunctive relief without the necessity of proving actual damages or posting a bond.  Such remedies shall not be deemed to be the exclusive remedies for a breach by any of the parties of any of the provisions of this Agreement but shall be in addition to all other remedies available at law or equity to the parties.  In the event either party institutes any legal action to enforce such party’s rights under, or recover damages for breach of, this Agreement, the prevailing party in such action shall be entitled to recover from the other party all costs and expenses, including but not limited to reasonable attorneys’ fees, court costs, witness fees, disbursements and any other expenses of litigation or negotiation incurred by such prevailing party.

(h)           Waiver of Rights.  No delay or omission by any party in exercising any right under this Agreement shall operate as a waiver of that or any other right.  A waiver or consent given by a party on any one occasion shall be effective only in that instance and shall not be construed as a bar or waiver of any right on any other occasion.  All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

(i)           Captions.  The captions of the sections of this Agreement are for convenience of reference only and in no way define, limit or affect the scope or substance of any section of this Agreement.

(j)           Counterparts; Execution by Facsimile.  This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same agreement.  This Agreement may be executed by facsimile signature(s) which shall be binding on the party delivering same (including deliveries by pdf email).

(Remainder of page intentionally left blank)

CUSIP No. 41146A106	SC 13D	Page 26 of 26

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.
By:	Harbinger Capital Partners LLC, its investment manager

By:	/s/ Peter Jenson
Name: Peter Jenson
Title: Managing Director and Chief Operating Officer

HARBINGER GROUP INC.

By:	/s/ Francis T. McCarron
Name: Francis T. McCarron
Title: Executive Vice President and Chief Financial Officer